

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2018

Craig Ramsey
Chief Financial Officer
AMC ENTERTAINMENT HOLDINGS, INC.
One AMC Way
11500 Ash Street
Leawood, KS 66211

> **Re: AMC ENTERTAINMENT HOLDINGS, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **Form 10-Q for the Fiscal Period Ended March 31, 2018**
> **Filed May 7, 2018**
> **File Nos. 001-33892**

Dear Mr. Ramsey:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis
Critical Accounting Policies - Goodwill, page 48

1. We note that your disclosure on page 50 includes a table that presents the carrying value and fair value of goodwill attributable to each reporting unit. We also note that the carrying values disclosed for the reporting units are significantly less than the amounts disclosed in Note 4 to the financial statements on page 100. Please explain to us the nature of these significant differences or alternatively, revise to make the carrying amounts of goodwill for each reporting unit consistent in each disclosure.

Item 7A - Quantitative and Qualitative Disclosures About Market Risk, page 76

2.   We note that you are exposed to both interest rate and foreign currency exchange market risks. Please revise your future filings to disclose: (i) the quantitative information for the preceding fiscal year along with the reasons for material changes in amounts from the preceding year; and (ii) a description of the modeling techniques, assumptions and parameters used to define the potential gains/(losses) from your market risks. Separately, please tell us and revise your future filings to disclose quantitative information for your market risks from fixed-rate financial instruments, if applicable. Refer to 305(a)(3) and Instruction 3(F) to Item 305(a) of Regulation S-K.

Note 9. Income Taxes, page 124

3.   We note your disclosure that as a result of the Tax Reform Act, you recognized a tax benefit of $121.8 million in the consolidated statement of operations for the year ended December 31, 2017 which is comprised of $88.6 million of deferred tax expense associated with the revaluation of the Company's net deferred tax assets, as reflected in the rate reconciliation, and $210.4 million of deferred tax benefit associated with the partial release of your valuation allowance as a result of the Tax Reform Act. However, this disclosure does not appear consistent with the tax rate reconciliation on page 126 which reflects an $88.6 million tax expense related to the change in legislation as well as a $220.6 million tax expense related to the valuation allowance and does not appear to reflect a significant tax benefit related to the Tax Reform Act. Please advise or revise accordingly.

Form 10-Q for the Quarter Ended March 31, 2018

Note 2. Revenue Recognition, page 11

4.   We note from your disclosure on page 12 that prior to your adoption of ASC 606 you recognized online ticket fee revenues net of third-party commission or service fees, but in accordance with ASC 606 guidance, you believe you are a principal in the arrangement with third-party internet ticketing companies and now recognize revenues based on a gross transaction price. Please provide us with your analysis regarding how you determined you are the principal in these transactions. Please refer to the guidance in ASC 606-10-55-36 through 39.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jim Dunn at 202-551-3724 or Claire Erlanger at 202-551-3301 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure